希慎興業有限公司
Hysan Development Company Limited





03029975

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/IR2003-USSEC/L292-03py
Your Ref :

20 August 2003

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL



Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Preliminary Announcement for the six months ended 30 June 2003 dated 19 August 2003

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Assistant Company Secretary

2003 Interim Results



Hysan 希慎

Hysan Development Company Limited 希慎興業有限公司
(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

- Overall business environment continued to be challenging
- Operating performance generally resilient (occupancy rates: office- 92%, retail- 98%)
- Asset enhancement programme: repositioning exercise of Caroline Centre in good progress

CHAIRMAN'S STATEMENT

Overview

During the period under review, the overall business environment continued to be challenging. Demand for office space remains weak, particularly in locations with major new supply. The outbreak of SARS in the community in March has had a severe short-term impact on retail activities, which sector is recovering well.

Against this background, the Group produced a generally resilient operating performance (occupancy rates: office - 92%, retail - 98%). We also continued to invest and enhance our asset value and underlying competitiveness. This includes the repositioning exercise of the retail podium of Caroline Centre, which is progressing well.

Results

Net profit for the six months ended 30 June 2003 was HK$250.9 million, 13% lower than 2002. Earnings per share also fell correspondingly to HK 24.24 cents. (2002 (re-stated): HK 27.95 cents). Underlying this was reduced rental income and higher taxation (including the impact of a new accounting standard on deferred taxation).

The Group's operating performance is generally resilient. Gross rental income decreased by 4.2%, reflecting the impact of negative rental reversions and ongoing renovation works at Caroline Centre. The re-positioned residential Bamboo Grove development made increased contributions this year.

The Group adopted a new accounting standard regarding deferred tax, which have had an impact on both earnings and assets per share. Further details on increased taxation (including deferred taxation) are set out in "Operating Review - Finance".

Dividends

Your Directors have declared an interim dividend of HK10 cents per share (2002: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Additional Information" below.

Outlook

The overall leasing market is expected to remain difficult in the second half of 2003. However, we remain confident that with the strategies we put in place in recent years, we should be able to achieve a resilient performance.

OPERATING REVIEW

Investment Properties

Office Leasing - In the light of a challenging economic environment, the office sector experienced weakening demand and was faced with increasing vacancy rates. A 92% occupancy rate as at 30 June 2003 was achieved.

We have been diligently pursuing leasing opportunities by closely managing lease renewals and securing new leases. We have either concluded or are at an advance stage of completing the negotiations of all leases due to expire in 2003.

Retail Leasing - During the first quarter, performance of high-quality retail outlets in prime locations remained strong. The outbreak of SARS towards the end of March posed a serious challenge to the retail sector, resulting in a sharp decline in consumer traffic.

During this difficult period, we maintained a close dialogue with our tenants and organized additional promotional activities to minimise the impact of SARS. Our active approach in managing tenants' concerns helped enhance tenant relations and understanding. We are pleased to witness that local consumer traffic has largely resumed to normal level by the end of June with SARS under control. There has been a steady return of tourists, particularly from China.

We achieved a 98% occupancy levels during the review period, excluding Caroline Centre which is currently undergoing refurbishment.

Good progress was made in the repositioning of the Caroline Centre retail podium. Pre-letting activities are in good progress.

Residential Leasing - Leasing activities for Bamboo Grove progressed well during the first quarter, in the light of a generally weak market. We were particularly encouraged by the success in capturing a good market share of new expatriate arrivals in Hong Kong.

The outbreak of SARS towards late March dampened market sentiment. We were pleased to see market sentiment having considerably improved since June.

Property Services - Good progress was made in the implementation of our new comprehensive tenant service levels. These are specific and measurable performance standards covering certain key aspects of the tenant servicing cycle, which facilitate effective monitoring. Successful pilot-runs have been completed in Sunning Plaza, AIA Plaza, Sunning Court and Bamboo Grove during the review period. These standards are currently being implemented across our entire portfolio.

We continue to further enhance our operational efficiency generally. Energy efficiency measures were successfully implemented without compromising services.

As a responsible landlord, the well-being of our tenants and customers has always been our priority. During the difficult period of the SARS outbreak in the community, precautionary measures aiming at enhancing consumer confidence and strengthening communications with tenants were implemented. We were encouraged by the positive response from our tenants.

Capital Improvement Projects

We undertake regular reviews of building performance and seek asset enhancement through appropriate capital improvement initiatives. The refurbishment and repositioning of Caroline Centre retail podium will be completed by late 2003. Upgrade works for Leighton Centre and Hennessy Centre are in progress. Improvement works for Sunning Court residential development had been completed.

Development Properties

The Group has minority interests in the following joint venture projects:

Shanghai, PRC - Preliminary works for Phase Two of the Grand Gateway project in Shanghai, which comprises two office towers and two residential towers, had commenced. (Group effective interests in sino-foreign joint venture: 23.7%; Group interests in Hong Kong consortium: 26.3%).

Singapore - Market conditions continued to be weak. Construction and pre-sales of three joint-venture residential developments including Sanctuary Green, the Gardens at Bishan and Amaryllis Ville are in progress.

Finance

The Group's financial position remains strong.

Finance costs reduced by 26.5% to HK$88.1 million during the review period.

Overall operating and administrative expenses remain stable. Efficiency savings helped offset the rise in certain expenses including general marketing and promotions. The Group spent HK$177.2 million for capital expenditures during the review period, which were primarily financed by internal resources.

As of 30 June 2003, Group total gross debt was HK$5.9 billion (31 December 2002: HK$5.71 billion). All borrowings are unsecured (capital market issuances: 33%, bank loans: 67%), with over 95.7% being on a committed basis. A balanced repayment schedule over the intermediate term was achieved (total debts repayable within one year: 18%; repayable within two to five years: 34%; repayable after five years: 48%). 91.4% of the Group's gross debt was on a floating rate basis, all denominated in or hedged back to Hong Kong dollars. The Group had minimal foreign currency exposure. As of 30 June 2003, the Group had HK$1.6 billion undrawn committed facilities.

The net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) improved significantly from 4.7 times at 31 December 2002 to 6.9 times at 30 June 2003 because of lower interest expenses. Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by shareholders' funds) changed from 25.9% (restated for revised Statement of Standard Accounting Practice 12 "Income Taxes" ("SSAP 12")) at 31 December 2002 to 26.8% at 30 June 2003.

Following the adoption of the revised SSAP 12 from 1 January 2003, the Group recognized an amount of HK$17.8 million in respect of its deferred tax expense for the half-year period. HK$17.3 million has been charged to the income statement, and HK$0.5 million has been charged to equity. It should be noted that such deferred tax expenses are non-cash items. In accordance with the revised SSAP 12, prior-year deferred tax adjustment of HK$112.3 million was also recognized (HK$106.7 million to retained earnings and HK$5.6 million to equity).

The Group has, as a matter of prudence, made a tax provision for prior years of HK$48 million.

Details of Group contingent liabilities are set out in note 10 below.

Shareholders' funds at 30 June 2003 were HK$18,979.9 million. (shareholders' funds (restated for revised SSAP 12) as at 31 December 2002: HK$18,974.7 million).

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2003

	NOTES	Six months ended 30.6.2003 (unaudited) HK$'000	30.6.2002 (unaudited) (restated) HK$'000
Turnover	4	595,531	621,307
Property expenses		(108,410)	(115,641)
Cost of property sales		—	(50)
Gross profit		487,121	505,616
Other operating income		18,204	12,153
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		30	30
Administrative expenses		(41,650)	(31,577)
Profit from operations	5	463,705	486,222
Finance costs		(88,072)	(119,773)
Share of results of associates		(5,547)	(6)
Release of negative goodwill arising on acquisition of an associate		1,714	—
Profit before taxation		371,800	366,443
Taxation	6	(99,696)	(50,577)
Profit after taxation		272,104	315,866
Minority interests		(21,208)	(27,557)
Net profit for the period		250,896	288,309
Dividends	7	104,044	103,355
Earnings per share	8		
Basic		HK24.24 cents	HK27.95 cents
Diluted		N/A	HK27.95 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2003

	30.6.2003 (unaudited) HK$'000	31.12.2002 (audited) (restated) HK$'000
Non-current assets	26,621,235	26,457,853
Current assets	150,506	97,324
Current liabilities	1,596,515	1,282,220
Net current liabilities	(1,446,009)	(1,184,896)
Total assets less current liabilities	25,175,226	25,272,957
Non-current liabilities	(5,315,008)	(5,421,917)
	19,860,218	19,851,040
Minority interests	(880,276)	(876,388)
Net assets	18,979,942	18,974,652
Capital and reserves		
Share capital	5,202,214	5,173,084
Accumulated profits	3,891,194	3,640,298
Other reserves	9,886,534	10,161,270
	18,979,942	18,974,652

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Six months ended	
	30.6.2003 (unaudited)	30.6.2002 (unaudited) (restated)
	HK$'000	HK$'000
At beginning of the period		
- as previously reported	19,086,976	21,266,925
- adjustment on adoption of SSAP 12 (revised)	(112,324)	(102,032)
- as restated	18,974,652	21,164,893
Unrealised loss on investments in other securities	(7,207)	(114,517)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	(407)	—
- Assets revaluation reserve	(118)	—
Share of exchange reserve of an associate	11	—
Net losses not recognised in the income statement	(7,721)	(114,517)
Net profit for the period	250,896	288,309
Issue of shares pursuant to scrip dividend scheme	29,130	11,244
Premium on issue of shares pursuant to scrip dividend scheme	7,166	8,814
Share issue expenses	(7)	—
Realisation on disposal of investment properties transferred to income statement	—	(542)
Dividends paid during the period	(274,174)	(288,765)
At end of the period	18,979,942	21,069,436
Represented by:		
Balance after amount set aside for dividend	18,875,898	20,966,081
Amount set aside for dividend	104,044	103,355
	18,979,942	21,069,436

NOTES:

1. INDEPENDENT REVIEW

The interim results for the six months ended 30 June 2003 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports", issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

3. PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2002, except as described below.

In the current period, the Group has adopted, for the first time, the revised SSAP 12 "Income Taxes" ("SSAP 12 (Revised)"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. Accumulated profits as at 1 January 2002 have been reduced by HK$96.3 million which is the cumulative effect of the change in policy on the results up to 31 December 2001. The balances on the Group's investment properties and assets revaluation reserves at 1 January 2002 have been reduced by HK$4.3 million and HK$1.4 million respectively, representing the deferred tax liabilities recognised in respect of the revaluation surpluses on the Group's properties at that date. The effect of the changes is an increased charge to taxation in the current period of HK$17.3 million (30.6.2002: HK$5.9 million).

4. TURNOVER

	Six months ended	
	30.6.2003 HK$'000	30.6.2002 HK$'000
Turnover comprises:		
Gross rental income from properties	593,452	619,227
Income from property sales	—	800
Management fee and security service income	2,079	1,280
	595,531	621,307

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2003 HK$'000	30.6.2002 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	55,963	51,624
Depreciation	2,287	2,878
Rental income arising from operating leases less out-goings	(486,956)	(504,961)
Dividends from		
- listed investments	(14,770)	(749)
- unlisted investments	(1,772)	(7,367)
Interest income	(1,051)	(3,735)

6. TAXATION

	Six months ended	
	30.6.2003 HK$'000	30.6.2002 HK$'000 (restated)
Current tax	34,385	44,715
Underprovision in previous periods	48,000	—
Deferred tax		
- Current period	7,185	5,862
- Attributable to change in tax rate	10,126	—
	99,696	50,577

The charge comprises Hong Kong Profits Tax calculated at 17.5% (2002: 16%) of the estimated assessable profit for the period.

In March 2003, the Hong Kong government proposed that the rate for Hong Kong Profits Tax will be increased to 17.5% with effect from the 2003/2004 year of assessment, which was passed by the Legislative Council on 25 June 2003. This increase is taken into account in the preparation of the Group's 2003 interim financial report.

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity (see note 9).

7. DIVIDENDS

	Six months ended	
	30.6.2003 HK$'000	30.6.2002 HK$'000
Interim dividend - HK10 cents per share (2002: HK10 cents)	104,044	103,355

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2003 HK$'000	30.6.2002 HK$'000 (restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	250,896	288,309
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,035,196	1,031,527
Effect of dilutive potential ordinary shares:		
Share options	N/A	89
Weighted average number of ordinary shares for the purposes of diluted earnings per share		1,031,616

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

9. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period.

Deferred tax liabilities

	Six months ended 30.6.2003					
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax loss HK$'000	Total HK$'000
At 1 January						
- as previously reported	1,295	—	—	—	—	1,295
- adjustment on adoption of SSAP 12 (Revised)	114,921	5,605	305	(67)	(8,440)	112,324
- as restated	116,216	5,605	305	(67)	(8,440)	113,619
Charge (credit) to income for the period	8,133	—	(91)	19	(876)	7,185
Effect of change in tax rate						
- charge to income for the period	10,895	—	29	(6)	(792)	10,126
- charge to equity for the period	—	525	—	—	—	525
At 30 June	135,244	6,130	243	(54)	(10,108)	131,455

	Six months ended 30.6.2002					
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax loss HK$'000	Total HK$'000
At 1 January						
- as previously reported	—	—	—	—	—	—
- adjustment on adoption of SSAP 12 (Revised)	103,188	5,742	545	(208)	(7,235)	102,032
- as restated	103,188	5,742	545	(208)	(7,235)	102,032
Charge (credit) to income for the period	6,514	—	(120)	71	(603)	5,862
At 30 June	109,702	5,742	425	(137)	(7,838)	107,894

At 30 June 2003, the Group has unused tax losses of HK$766 million (31.12.2002: HK$771 million) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

10. CONTINGENT LIABILITIES

At the date of approval of the accounts, certain subsidiaries of the Group have disputes with the Hong Kong Inland Revenue regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed: HK$193 million). Having taken separate legal advice from two leading counsel, the Directors are of the view that there are ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously.

Apart from the above, there were no significant changes in contingent liabilities of the Group since the last annual report.

ADDITIONAL INFORMATION

Corporate Governance

The Board of Directors is committed to maintaining a high standard of corporate governance. The Company has complied throughout the review period with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements.

Board Effectiveness

The Board currently comprises twelve (12) Directors, Peter T. C. Lee, Chairman, Michael T.H. Lee, Managing Director, Pauline W. L. Yu Wong, Director, Property and Michael C.K. Moy, Chief Financial Officer and Director and eight other non-executive Directors. Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The Board structure was further strengthened by the appointment of Michael T.H. Lee as Managing Director effective 3 June 2003, segregating the roles of Chairman and Managing Director. The Chairman will continue to focus on Group strategic and Board issues. Managing Director will have the overall chief executive responsibility for Group operations and developments generally.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Emoluments Review), with a majority of independent non-executive Directors, is retained. During the period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system, invested in training and fostered our team spirit. All these are towards maximizing our efficiency to deliver shareholder value. As at 30 June 2003, the total number of employees was 552.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Monday, 15 September 2003. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Thursday, 4 September 2003 to Monday, 8 September 2003, both dates inclusive. In order to qualify for the proposed interim dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 3 September 2003. The interim dividend will be paid on or about Friday, 10 October 2003.

By order of the Board
Peter T.C. Lee
Chairman

Hong Kong, 19 August 2003

All the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

The 2003 Interim Report will be dispatched to shareholders and made available on the Company's website (www.hysan.com.hk) in late August 2003.

Please also refer to the published version of this announcement in South China Morning Post.